
05005971

Rule 12g3-2(b) File No. 82-34825

11.02.2005

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Akbank T.A.S.
Rule 12g3-2(b) File No. 82-34825

Dear Sir or Madam:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Akbank T.A.S. (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Very truly yours,




A.Cenk Göksan
Investor Relations
Department Head

Arbil Öztozlu
Investor Relations
Manager

Enclosures;

FY 2004 General Meeting Agenda



The Ordinary General Meeting of Akbank for the fiscal year 2004, is scheduled to be held at Sabanci Center 4.Levent/Istanbul on March 25, 2005 at 14:30 hour, for the purpose of discussing the subjects mentioned in the below agenda.

AGENDA

- Appointment of the Directing Council of the General Meeting, and authorization of the Council for signing of the minutes of the General Meeting,

- Announcement of the reports of the Board of Directors, the Internal Audit Committee and the Independent Auditor,

- Ratification of the balance sheet and the profit/loss statement for 2004, and releasing of the Board of Directors and Auditors from liability with regards to the operations and accounts of 2004,

- Ratification of the profit distribution scheme with regards to the 2004 profits,

- Ratification of Mevlüt Aydemir as statutory auditor, who has been appointed in place of Yalçın Küçükertunç after his resignation, for the remaining period of his duty

- Ratification of the appointment of Başaran Nas Serbest Muhasebeci Mali Müşavirlik A.Ş., a member of PricewaterhouseCoopers, as the independent auditor for 2004 and 2005

- Empowerment of the Board of Directors in connection with matters falling within the scope of articles 334 and 335 of the Turkish Commercial Code.

11.Feb.2005